Exhibit 12.1

Ratio of Income (Loss) To Combined Fixed Charges And Preferred Stock Dividends
The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown:

				For the Year Ended
		December 31, 2013		December 31, 2012		December 31, 2011		December 31, 2010		December 31, 2009
		(dollars in thousands)

Net income (loss) before taxes		$362,688		$327,768		$137,935		$249,161		$230,697
Add:	fixed charges (interest expense) (1)	123,856		146,781		150,787		152,236		35,083
	preferred stock dividend
Income (loss) as adjusted		$486,544		$474,549		$288,722		$401,397		$265,780
Fixed charges (interest expense) + preferred stock dividend		$123,856		$146,781		$150,787		$152,236		$35,083
Ratio of income (losses) to combined fixed charges and preferred stock dividends		3.93	x	3.23	x	1.91	x	2.64	x	7.58	x

Deficiency		$-		$-		$-		$-		$-

(1) Includes effect of realized losses on interest rate swaps.